EXHIBIT I
                                                                       ---------

--------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS and CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS (collectively, the "MD&A") contain references to Descartes using the words "we", "us", "our" and similar words and the reader is referred to using the words "you", "your" and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2005, is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words. The previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the "first quarter of 2008" refers to the quarter ending April 30, 2007.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators ("NI 51-102"). This MD&A is prepared as of June 2, 2004. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our first quarter of fiscal 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2004 that are included in our most recent Annual Report to Shareholders (the "2004 Annual Report"). The MD&A in the 2004 Annual Report was prepared with reference to NI 51-102. As it relates to our financial condition and results of operation for the first quarter of 2005, pursuant to NI-51-102, this MD&A updates the MD&A included in the 2004 Annual Report.

We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). All dollar amounts that we use in this MD&A are in US currency, unless we indicate otherwise.

Additional information about Descartes, including copies of our continuous disclosure materials such as our annual information form, is available through the SEDAR website at http://www.sedar.com/, through the EDGAR website at http://www.sec.gov or on our website at http://www.descartes.com/.

--------------------------------------------------

OVERVIEW

--------------------------------------------------

We are a global provider of supply chain solutions that help companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. We sell our solutions the way our customers want to buy them. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary target industries are retail, consumer product goods, manufacturing and transportation.

THE MARKET
Supply chain management has been changing over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for end-to-end solutions that combine business document exchange and mobile and wireless applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. We are helping our customers take advantage of the Real-Time Supply Chain market by offering end-to-end solutions that leverage our strengths and capabilities in SCE, MRM and business document exchange.

SOLUTIONS
Our solutions are offered as suites to our target industries. Modular in approach, the industry-focused suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Helping us to develop and support our solutions is the LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on Microsoft .NET standards. The LNOS is the foundation or architecture upon which our newer product suites operate enabling us to offer end-to-end enterprise solutions.

SALES AND DISTRIBUTION
Our sales efforts are directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff is regionally based and seeks to build long-term relationships with customers and end-users of our products. The sales force is trained to sell across our solutions, targeting specific industry verticals. We promote our products primarily through direct sales techniques aimed at existing and potential users of our products. Channel partners include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

MARKETING
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs and direct corporate marketing efforts.

RECENT DEVELOPMENTS
MANAGEMENT CHANGES - On May 6, 2004 we announced the termination of Manuel Pietra as Chief Executive Officer and President of Descartes effective immediately. Art Mesher, Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, together have formed the Office of the Chief Executive Officer reporting to the Board of Directors pending a search for a new Chief Executive Officer.

EXPENSE REDUCTION - On May 17, 2004, we announced that we are taking action to significantly reduce expenses and that we are implementing a downsizing of our global staff by approximately 130 employees, or approximately 35 percent of our total staff. In addition, we will be closing certain offices, and canceling certain leases, consulting and other operating contracts. The focus of the downsizing is our regional operations, particularly overseas. In Europe and Asia Pacific we now have smaller direct sales teams, and in North America we have scaled back the management level of the organization.

We expect to record a restructuring charge, relating to staff reductions, office closures, lease terminations and cancellation of operating contracts, of between $5.5 and $6.5 million, and anticipate that the majority of the charge will be recorded in our second quarter of 2005 ending July 31, 2004. The timing for recording of the balance of the charge will depend on when leases and other contractual arrangements affected by the restructuring initiatives can be exited. Beginning with our third quarter of 2005, we expect to realize quarterly savings in expenses as a result of these initiatives of approximately $7.0 million.

As at April 30, 2004, we had $56.6 million in aggregate cash, cash equivalents and marketable securities and the outstanding principal amount of our convertible debentures due June 30, 2005 was $27.0 million. We expect that our recent restructuring actions will entail an aggregate cash expenditure of between $5.5 and $6.5 million, with $3.5 to $4.0 million of that cash being used in the second quarter of 2005.

We also announced that we will be determining whether certain capital assets are redundant as a result of the expense reduction initiatives and that we will be conducting an interim impairment test of our intangible assets and goodwill. Any charge resulting from either the review of capital assets or the interim impairment tests of intangible assets and goodwill will be in addition to the estimated restructuring charge relating to staff reductions, office closures, lease terminations and cancellation of operating contracts and will be recorded as a non-cash charge.

--------------------------------------------------
CONSOLIDATED OPERATIONS

--------------------------------------------------

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

                                                   ---------------------------
QUARTER ENDED                                      APRIL 30           APRIL 30
                                                       2004               2003
                                                   ---------------------------
Total revenues                                         13.3               14.2
  Cost of revenues                                      5.5                4.8
                                                   ---------------------------
Gross margin                                            7.8                9.4
  Operating expenses                                   16.8               12.8
                                                   ---------------------------
Net margin                                             (9.0)              (3.4)
  Acquisition-related expenses                        (19.1)              (1.4)
  Restructuring costs                                  (0.6)              (3.6)
                                                   ---------------------------
Loss from operations                                  (28.7)              (8.4)
  Investment income (expense) net of
      interest expense                                 (0.2)              (0.6)
                                                   ---------------------------
Loss                                                  (28.9)              (9.0)
                                                   ===========================

LOSS PER SHARE - BASIC AND DILUTED                    (0.71)             (0.17)
                                                   ===========================
WEIGHTED AVERAGE SHARES OUTSTANDING                  40,706             52,230
                                                   ===========================

Other Pertinent Information:
                                                   ===========================
Total assets                                           99.8              231.4
                                                   ===========================
Convertible debentures                                 27.0               72.0
                                                   ===========================

Our TOTAL REVENUES were $13.3 million and $14.2 million for the first quarter of 2005 and 2004, respectively, representing a 6% decline.

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

                                                   ---------------------------
QUARTER ENDED                                      APRIL 30           APRIL 30
                                                       2004               2003
                                                   ---------------------------
Services revenues                                      11.6               12.2
PERCENTAGE OF REVENUES                                   87%                86%

License revenues                                        1.7                2.0
PERCENTAGE OF REVENUES                                   13%                14%
                                                   ---------------------------
Total revenues                                         13.3               14.2
                                                   ===========================


Our SERVICES REVENUES were $11.6 million and $12.2 million for the first quarter of 2005 and 2004, respectively. The decline in services revenues was due to the loss of certain customers on our network-based applications, largely in our 20/20 Visibility applications and secure messaging services. The loss of these customers was due to various factors including customers deciding to perform the service in house, and in some cases switching to alternative providers. Revenues from other logistics services such as ocean contract management, business document exchange and professional services on our routing and scheduling applications each increased slightly as compared with revenues from the first quarter of the prior year.

Our LICENSE REVENUES were $1.7 million and $2.0 million for the first quarter of each of 2005 and 2004. The decline in license revenues from the first quarter of 2004 is primarily a result of general market conditions impacting the ability to generate license revenues for supply chain solutions.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues were 87% and 86% in the first quarter of 2005 and 2004.

COSTS OF REVENUES were $5.5 and $4.8 million for the first quarter in 2005 and 2004.

The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

                                                   ---------------------------
QUARTER ENDED                                      APRIL 30           APRIL 30
                                                       2004               2003
                                                   ---------------------------
Services
Services revenues                                      11.6               12.2
Cost of revenues                                        5.2                4.2
                                                   ---------------------------
Gross margin                                            6.4                8.0
                                                   ===========================
GROSS MARGIN PERCENTAGE                                  55%                66%

Licenses
Revenues                                                1.7                2.0
Cost of revenues                                        0.3                0.6
                                                   ---------------------------
Gross margin                                            1.4                1.4
                                                   ===========================
GROSS MARGIN PERCENTAGE                                  82%                70%
Total
Revenues                                               13.3               14.2
Cost of revenues                                        5.5                4.8
                                                   ---------------------------
Gross margin                                            7.8                9.4
                                                   ===========================
GROSS MARGIN PERCENTAGE                                  59%                66%

COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

GROSS MARGIN RATES FOR SERVICE REVENUES were 55% and 66% for the first quarter of 2005 and 2004. The decrease in the gross margin rate was primarily due to the decreases in services revenues as described above, but also due to higher costs of services revenues experienced in making our supply chain services available in overseas markets.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

GROSS MARGIN RATE FOR LICENSE REVENUES was 82% and 70% for the first quarter of 2005 and 2004. The higher gross margin rate, was primarily due to lower third-party royalty and other costs of goods sold incurred in the first quarter of 2005 as compared to the same quarter of 2004.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) were $16.8 million and $12.8 million for the first quarter of 2005 and 2004. The increase is primarily due to the inclusion in the first quarter of 2005 of approximately $2.0 million in one-time expenses relating to severance costs and contract termination fees as part of expense reduction initiatives undertaken prior to May 17, 2004. In addition, included in the expenses for the first quarter of 2005 were certain expenses relating to the termination of a professional services agreement for the outsourcing of product development and expenses related to sales training initiatives.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

                                                   ---------------------------
QUARTER ENDED                                      APRIL 30           APRIL 30
                                                       2004               2003
                                                   ---------------------------

Total revenues                                         13.3               14.2
                                                   ---------------------------

Sales and marketing                                     8.0                7.0
PERCENTAGE OF REVENUES                                   60%                49%

Research and development                                3.8                2.1
PERCENTAGE OF REVENUES                                   29%                15%

General and administrative expenses                     4.9                3.7
PERCENTAGE OF REVENUES                                   37%                26%
                                                   ---------------------------
Total expenses                                         16.8               12.8
                                                   ===========================

SALES AND MARKETING expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 60% and 49% for the first quarter in 2005 and 2004. The increase in the first quarter of 2005 was primarily a result of expenses incurred in connection with sales training initiatives for our March/April 2004 solution launches.

RESEARCH AND DEVELOPMENT expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expense all costs related to research and development. The increase in research and development costs for the first quarter of 2005, compared to the first quarter of 2004 was primarily attributable to the cancellation of a professional services contract that outsourced certain product development.

GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $4.9 million and $3.7 million for the first quarter of 2005 and 2004. The increase in general and administrative expenses is primarily attributable to severance costs of approximately $1.0 million that were incurred during the quarter primarily relating to the departure of various members of senior management.

ACQUISITION-RELATED EXPENSES includes amortization and impairments of goodwill and intangible assets acquired on business combinations, write-off of purchased in-process research and development costs and write-downs of long-term investments that we have completed to date. Acquisition-related expenses were $19.1 million and $1.4 million for the first quarter in 2005 and 2004. The following table provides an additional analysis of acquisition related expenses for the periods indicated (in millions of dollars):

                                                   ---------------------------
QUARTER ENDED                                      APRIL 30           APRIL 30
                                                       2004               2003
                                                   ---------------------------
Impairment of goodwill                                 18.0                  -
Amortization of intangible assets                       1.1                1.4
                                                   ---------------------------
Total expenses                                         19.1                1.4
                                                   ===========================

IMPAIRMENT OF GOODWILL was $18.0 million and nil in the first quarter of 2005 and 2004. Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard.

We initially designated February 1st of each year as the date for our annual impairment test. During the third quarter of 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

We completed our annual goodwill impairment test as of October 31, 2003 by comparing our enterprise fair value and our carrying or book value. This comparison indicated an aggregate enterprise fair value in excess of our book value. Accordingly, we determined that no impairment existed.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that had reduced our fair value as of April 30, 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. All impairment adjustments will be recognized as operating expenses in the period the adjustment is identified.

AMORTIZATION OF INTANGIBLE ASSETS includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded five years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $1.1 million and $1.4 million in 2005 and 2004.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment was recorded in the first quarter of 2005, nor was any recorded in the first quarter of 2004.

RESTRUCTURING COSTS were $0.6 million and $3.6 million in the first quarter of 2005 and 2004. At April 30, 2004, we had a remaining restructuring provision of $0.5 million resulting from the restructuring plans described in Note 6 in the accompanying Notes to the Consolidated Financial Statements. The remaining restructuring reserve under each of the three previously announced restructuring initiatives is summarized below as well as the changes in the restructuring provision from January 31, 2004 to April 30, 2004 (in thousands of dollars):

                    ---------------------------------------------------------------------------------------------
                     Provision as at      Additional                       Cumulative        Remaining Provision
                    January 31, 2004         Charges       Revisions    Cash Payments       as at April 30, 2004
                    ---------------------------------------------------------------------------------------------
AUGUST 2001                        4            --                13              (17)                      --
-----------
JUNE 2002
---------
Office closure costs             160            --               150             (195)                       115
MAY 2003
--------
Workforce reduction               97              22            --               (119)                      --
Office closure costs             477             372              (3)            (412)                       434
                    ---------------------------------------------------------------------------------------------
                                 738             394             160             (743)                       549
                    =============================================================================================

During the first quarter of 2005, we incurred additional aggregate charges and revisions of approximately $554,000, primarily related to office closure costs from the June 2002 and May 2003 restructuring initiatives. These charges were offset by cash payments of approximately $743,000, again primarily attributable to the June 2002 and May 2003 restructuring initiatives.

As at April 30, 2004 we have completed our obligations under the August 2001 restructuring plan and have completed our workforce reduction obligations under each of the August 2001, June 2002 and May 2003 restructuring plans. Accordingly, as at April 30, 2004, our remaining provision under these plans relates to office closure costs of approximately $549,000 from the June 2002 and May 2003 restructuring initiatives. We expect that this remaining provision will be drawn down by the end of the fourth quarter in 2008. This provision does not include certain costs that will be recorded as restructuring charges as and when incurred. Specifically, as of April 30, 2004, we estimate that there might be between $0.6 million and $0.9 million in additional costs associated with the May 2003 restructuring initiative that may be incurred in future quarters and that have not been accrued for as of April 30, 2004, bringing the total expected cost of this initiative to between $10.5 million and $10.7 million. The actual amount and timing of the additional restructuring costs will primarily depend on our ability to exit or sublease various leases and terminate certain third-party operating contracts.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our August 2001 and June 2002 restructuring plans were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May 2003 announcement were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions include a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. In addition, we will be closing certain offices, and canceling certain leases, consulting and other operating contracts. We also announced on May 17, 2004 that we expect to record restructuring charges of approximately $5.5 million to $6.5 million and anticipate that the majority of these charges will be recorded in the second quarter in 2005.

INVESTMENT INCOME (EXPENSE) NET OF INTEREST EXPENSE was an expense of $0.2 million and $0.6 million in the first quarter of 2005 and 2004. The decrease in the expense in the first quarter of 2005 as compared to the first quarter of 2004 was attributable higher yields from marketable securities.

Overall, we incurred a LOSS of $28.9 million in the first quarter of 2005, compared to a loss in the first quarter of 2004 of $9.0 million. The increase in the loss is primarily attributable to the $18.0 million goodwill impairment charge included in the first quarter of 2005 as well as lower gross margins overall, particularly relating to services business.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results.

--------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. With $56.6 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities, a $6.9 million surplus of non-cash working capital and $9.0 million in unutilized lines of credit, we believe we have sufficient liquidity to meet our current operating requirements based on our current internal forecasts. While we do not currently contemplate undertaking a financing transaction, the proceeds from any such transaction, should such a transaction occur, could be utilized to fund strategic transactions, for reducing debt, share buybacks, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

We have subsidiaries in various jurisdictions around the world to enable us to conduct business in such jurisdictions. Some jurisdictions, such as China and Brazil, have currency control restrictions which require sometimes complex administrative processes and procedures be followed in order to transfer currency out of the jurisdiction. In addition, some jurisdictions have minimum capitalization requirements for conducting business in the jurisdictions, creating a further restriction on removing funds from the jurisdiction. We believe that we currently have sufficient funds outside these highly regulated jurisdictions to enable us to meet our current financial obligations as they come due.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of US dollars.

                                                                                   ------------------------
                                                                                       FIRST QUARTER OF
                                                                                    2005               2004
                                                                                   ------------------------
Cash used in operating activities                                                   (7.6)              (9.1)
Additions to capital assets                                                         (0.9)              (1.6)
                                                                                   ------------------------
Net change in cash and cash equivalents and marketable securities                   (8.5)             (10.7)
Cash and cash equivalents and marketable securities, beginning of year              65.1              174.1
                                                                                   ------------------------
Cash and cash equivalents and marketable securities, end of year                    56.6              163.4
                                                                                   ========================

CASH USED IN OPERATING ACTIVITIES was $7.6 million and $9.1 million for the first quarter of 2005 and 2004. The decrease in cash used in operating activities from 2004 to 2005 was primarily comprised of lower accrued liabilities and trade receivables.

ADDITIONS TO CAPITAL ASSETS of $0.9 million in the first quarter of 2005 compared to additions of $1.6 million in the first quarter of 2004 represent investments that we have made in computing equipment and software to support our global operations.

As of April 30, 2004, our current assets exceed our current liabilities by $51.7 million. This working capital surplus results primarily from $13.0 million of cash reserves, $31.8 million in short-term marketable securities and $12.9 million in current trade receivables. The liquidity of these assets provides financial flexibility to achieve our business objectives.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors. Generally, the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25.0 million), the higher the required minimum credit rating.

As at April 30, 2004, 23% of the total cash and investment portfolio was in interest-bearing cash deposits, 19% was in DRD eligible securities, 56% was in corporate bonds having terms to maturity of less than one year and 2% was in corporate bonds having terms to maturity of between one and two years. The table below provides an analysis of our consolidated holdings of cash and investments in thousands of US dollars with their credit ratings as at April 30, 2004:

                                         Standard & Poors (S&P) Rating   Percentage of Total    Amount
                                       ---------------------------------------------------------------
Interest-bearing cash deposits                     -                             23%            12,993

Marketable securities                              A                              8%             4,501
                                                   A+                             4%             2,073
                                                  AA-                             2%             1,030
                                                   AA                            18%            10,451
                                                  AAA                            45%            25,567
                                                                         -----------------------------
                                                                                100%            56,615
                                                                         =============================

COMMITMENTS AND CONTINGENCIES
COMMITMENTS
On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, and August 2002, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures. In addition, in July 2003 we purchased, and currently hold through a wholly owned subsidiary, $45.0 million principal amount of the debentures. At January 31, 2004, we had $72.0 million of these debentures outstanding, $45.0 million of which are held in a wholly owned subsidiary.

Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may now be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

We have not identified any reasonably possible circumstance that would trigger a default by us under the trust agreement for the debentures that would result in any early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

On December 8, 2003, we announced the intention of 3078393 Nova Scotia Company, our wholly owned subsidiary, to purchase up to an aggregate of $3,599,750 principal amount of our remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the 12 months following the announcement through the facilities of the TSX, if and when considered advisable by us. As of May 20, 2004, we have not purchased any debentures under this normal course issuer bid.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. It is possible that one or more additional complaints making substantially similar allegations may follow. We intend to vigorously defend all such matters.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources.

GUARANTEES
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.

As at April 30, 2004, our guarantees that were issued or modified after December 31, 2002 were not material.

OFF-BALANCE SHEET ARRANGEMENTS
On January 17, 2003, the FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to those entities (defined as Variable Interest Entities (VIEs), and more commonly referred to as special purpose entities (SPE)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIEs. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the end of the first interim or annual reporting period ending after March 15, 2004, for VIEs created prior to February 1, 2003.

We have not been involved in any transactions requiring consolidation as prescribed by FIN 46.

--------------------------------------------------

APPLICATION OF CRITICAL ACCOUNTING POLICIES

--------------------------------------------------

Our significant accounting policies are discussed in the NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS that are included in our 2004 Annual Report that is filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. In most cases, the accounting policies we utilize are the only ones permissible under US Generally Accepted Accounting Principles for businesses in our industry. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of our operations and financial position, as well as the related footnote disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact on our operating results, financial position and footnote disclosures are described in the MD&A included in our 2004 Annual Report.

Our management has discussed the development and selection of our critical accounting policies with the Audit Committee and the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

--------------------------------------------------

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
INFORMATION

--------------------------------------------------

Certain statements made in the MD&A and elsewhere in this Quarterly Report constitute forward-looking statements, including statements relating to our expectations concerning future revenues and earnings, expenses and expenses as a percentage of revenues, gross and net margins, the amounts and timing of certain charges and expenses, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements based on current internal forecasts. When used in this document, the words "believes", "plans", "expects", "anticipates", "intends", "continues", "may", "will", "could", "should" and similar expressions, or the negative of such terms, are intended to identify forward-looking statements. We may also make oral and written forward-looking statements from time to time, in reports filed with Canadian and United States regulatory authorities and otherwise. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS appearing elsewhere in this Quarterly Report. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

--------------------------------------------------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

--------------------------------------------------

ANY INVESTMENT IN OUR COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR RECENT ANNOUNCEMENTS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.
In May 2004 we announced that we had reviewed our financial results for 2004 and that our audited results would differ materially from the unaudited results we had previously announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also recently announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts, the termination of our CEO and the write-down of $18.0 million of goodwill. These announcements have resulted in a significant drop in our stock price and may have a negative impact on our ability to generate business with customers and to retain key employees.

WE INTEND TO HIRE A NEW CEO.
On May 6, 2004, we announced the termination of our CEO and the forming of an office of the CEO. Although we anticipate hiring a new CEO, it will take time to find a proper replacement. Our performance is highly dependent on the performance of senior management. Any inability to timely hire a new CEO could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

WE MAY FACE DELISTING BY NASDAQ.
If our stock price continues to decline, it may result in a failure to comply with the Nasdaq listing criteria and could result in a delisting of our stock on Nasdaq. A delisting will result in the inability of our shareholders to trade our securities on Nasdaq.

WE FACE SECURITIES CLASS ACTION LITIGATION.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. It is possible that one or more additional complaints making substantially similar allegations may follow. There can be no assurance that any such claims would not have a material adverse effect on our results of operations or financial position.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We have incurred losses in the current fiscal quarter and fiscal year as well as in prior fiscal quarters and fiscal years. As at April 30, 2004, our accumulated deficit was $384.3 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our revenues. There can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained. If our revenues fail to grow or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

OUR OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

     o   Fluctuations in the demand for our services and products;
     o   Our ability to reduce or limit increases in our operating expenses;
     o The successful implementation and market acceptance of our pricing and revenue model;
     o   Price and functionality competition in our industry;
     o Changes in the productivity of, and costs associated with, our distribution channels and international operations;
     o Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;
     o Variances in the size, timing and collection of orders and, in particular, license transactions;
     o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers;
     o   Legal costs incurred in bringing or defending litigation; and
     o   Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
While our headquarters are in North America, we currently have operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

     o Longer collection time from foreign clients, particularly in the Asia Pacific region;
     o   Difficulty in repatriating cash from certain foreign jurisdictions;
     o Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
     o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
     o   Currency fluctuations and exchange rates;
     o Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
     o   Trade restrictions;
     o   Changes in tariff rates;
     o The need to consider characteristics unique to technology systems used internationally;
     o   Economic or political instability in some international markets; and
     o   Other risk factors set out in this report.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss -- even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We have implemented separate restructuring plans in each of August 2001, June 2002, May 2003. In 2004 we incurred a restructuring charge of $18.8 million and $0.6 million in the first quarter of 2005. We expect that we will incur further restructuring charges in 2005 and future fiscal years relating to these restructuring plans. In May 2004 we announced that we will undertake expense reduction initiatives that are expected to result in additional restructuring charges of approximately $5.5 to $6.5 million and that we anticipate that the majority of these charges will be recorded in the second quarter of 2004. Any of these restructuring charges could impair our ability to achieve and sustain profitability in the future and have a negative impact on the price of our securities. We expect that we will continue our efforts to streamline operations, improve efficiency and align our cost structure with our revenues in order to meet our business and profitability objectives. The objective of the restructuring plans is to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel facilities and termination of operating contracts. Workforce reductions could temporarily negatively impact our remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase our costs, hurt development and sales efforts, and impact the quality of our customer service. As a result, these changes may affect our ability to close new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could harm our business, results of operations and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, as a result of recent events or otherwise, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:

     o Recent announcements that we have made regarding our financial condition and termination of our CEO,
     o   Budgetary constraints related to economic uncertainty,
     o   Dissatisfaction with product or service quality,
     o Difficulty in prioritizing a surplus of information technology projects, or
     o   Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our board.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

     o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
     o Announcements of technological innovations or acquisitions by us or by our competitors;
     o Introduction of new products or significant customer wins or losses by us or by our competitors;
     o Developments with respect to our intellectual property rights or those of our competitors;
     o Changes in recommendations or financial estimates by industry or investment analysts;
     o   Rumors or dissemination of false and/or misleading information;
     o   Changes in management;
     o   Conditions and trends in the supply chain technology industry;
     o   Corporate security breaches;
     o Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
     o Our inclusion or removal from stock exchange composite indexes or sub indexes;
     o Adoption of new accounting standards affecting the supply chain technology industry;
     o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
     o   General market conditions; and
     o   Other risk factors set out in this report.

If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Significant portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of April 30, 2004, we had cash, cash equivalents and marketable securities of approximately $56.6 million, surplus of non-cash working capital of $6.9 million and unutilized lines of credit of $9.0 million. In addition, on May 17, 2004, we announced that we would be undertaking restructuring initiatives which will entail an aggregate cash expenditure of between $5.5 and $6.5 million, with $3.5 to $4.0 million of that cash being used in the second quarter of 2005. While we believe that our resources will be sufficient to meet our contemplated operational and restructuring needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION. In June 2000, we completed a convertible debt offering of $75.0 million in 5.5% convertible unsecured subordinated debentures that are due June 2005. As of April 30, 2004, we had repurchased $48.0 million of these debentures, $3.0 million of which were canceled and $45.0 million of which are held by a wholly owned subsidiary, leaving $27.0 million in outstanding debentures that are not held by us or our subsidiaries or affiliates. In December 2003, the Toronto Stock Exchange approved the purchase by one of our subsidiaries of up to an aggregate of $3.6 million of additional outstanding debentures, which purchases could happen from time to time before December 8, 2004. Our indebtedness could have important consequences for investors. For example, it could:

     o Increase our vulnerability to general adverse economic and industry conditions;
     o   Limit our ability to obtain additional financing;
     o Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
     o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
     o   Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATION AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis, and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

     o   Longer operating history,
     o Greater financial, technical, marketing, sales, distribution and other resources,
     o   Profitable operations,
     o   Superior product functionality in specific areas,
     o   Greater name recognition,
     o   A broader range of products to offer,
     o   Better performance,
     o   A larger installed base of customers,
     o   Established relationships with customers that we are targeting, or
     o   Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

OUR CUSTOMERS MAY EXPERIENCE DELAYS OR DIFFICULTIES IN THE INSTALLATION AND USE OF OUR SERVICES AND PRODUCTS, WHICH COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CUSTOMERS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

     o   System or network failure,
     o   Interruption in the supply of power,
     o   Virus proliferation,
     o   Earthquake, fire, flood or other natural disaster, or
     o   An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operation and financial condition.

ERRORS OR DEFECTS IN OUR PRODUCTS, WHICH MAY HARM OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS OR INCUR ADVERSE LEGAL JUDGMENTS, MAY BE DIFFICULT TO DETECT PRIOR TO IMPLEMENTATION.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. Alleviating such errors could require significant expenditure of capital and other resources. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development provider could lengthen the time necessary to develop our products. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

     o   Meet or exceed technological advances in the marketplace;
     o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
     o   Comply with changing industry standards;
     o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time;
     o   Achieve market acceptance;
     o   Integrate third-party technology effectively; and

     o   Respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT WHEN, OR IF, SALES WILL OCCUR AND, THEREFORE, WE MAY EXPERIENCE AN UNPLANNED SHORTFALL IN REVENUES.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer's implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, which may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. If companies continue reducing their spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof-of-concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of new or enhanced services or products that we or our competitors may introduce. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. A complaint alleging patent infringement has been filed against us by ArrivalStar, Inc. in the United States District Court for the Southern District of New York. This claim or any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operation and financial condition.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM ANY OF OUR ACQUISITIONS, AND IF WE CANNOT ADDRESS THE CHALLENGES PRESENTED BY ANY SUCH ACQUISITIONS, OUR OPERATING RESULTS MAY BE HARMED. In the past, we have acquired businesses to expand our operations or market presence, and we may continue our expansion by acquiring or investing in companies, assets or technologies that complement our business and offer opportunities for growth. These transactions involve many risks and challenges that we might not successfully overcome, including:

     o Difficulties in integrating technologies, products, personnel and operations;
     o Disruption of our ongoing business and diversion of management's attention from other business concerns;
     o Risks of entering markets in which we have no or limited prior experience;
     o Issuances of equity securities that may dilute your ownership interest in our common stock;
     o Cash payments to, or the assumption of debt or other liabilities of, the companies we acquire;
     o Large write-offs related to goodwill, intangible assets and acquired research and development;
     o   Difficulties in realizing the expected benefits of the transaction;
     o   Difficulties in retaining key employees;
     o Difficulties in maintaining controls, procedures and policies during the transition and integration;
     o Adverse effects to relationships with partner companies or third-party providers of technology or products; and
     o Failure of our due diligence process to identify significant issues with product quality, product architecture, legal and financial contingencies, and product development, among other things.

WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

NEW LAWS OR REGULATIONS AFFECTING COMMERCE ON THE INTERNET, IMPORTING/EXPORTING OR TRANSPORTATION COULD REDUCE THE USE OF OUR SERVICES AND PRODUCTS BY CUSTOMERS, RESULT IN TAX ASSESSMENTS AGAINST US OR REQUIRE US TO CHANGE THE METHODS BY WHICH WE DO BUSINESS. THIS COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATION AND GROWTH.
US, Canadian and other foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. In addition, certain of our services and products, including some ocean carrier products and our automated manifest products, were designed to assist customers to comply with various regulatory requirements relating to transportation/shipment and importing/exporting of goods. The adoption, interpretation, amendment or repeal of these laws and regulations, as well as laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could adversely affect customers' general use of the Internet as a communications and commercial medium or customers' use of our supply chain services and products. If this occurs, this would reduce our revenues and have a material adverse effect on our growth, thereby adversely impacting our operating performance and financial condition. Further, laws and regulations relating to taxation of services and products that are delivered over the Internet or other networks continue to develop and tax regulations or rulings that are adverse to our pricing or delivery model could result in significant assessments against us or require us to change the methods by which we conduct our business.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED. If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; QUARTERLY DATA UNAUDITED

--------------------------------------------------------------------------------------------------------
                                                                           ----------         ----------
                                                                             APRIL 30         January 31
                                                                                 2004               2004
                                                                           ----------         ----------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                 12,993             13,187
     Marketable securities                                                     31,774             34,586
     Accounts receivable
         Trade                                                                 12,833             12,986
         Other                                                                  2,396              3,501
     Prepaid expenses and other                                                 3,252              3,045
                                                                           ----------         ----------
                                                                               63,248             67,305
MARKETABLE SECURITIES                                                          11,849             17,279
CAPITAL ASSETS                                                                 13,713             13,452
LONG-TERM INVESTMENTS                                                           3,300              3,300
GOODWILL                                                                         --               18,038
INTANGIBLE ASSETS                                                               7,138              8,264
DEFERRED CHARGES AND OTHER ASSETS                                                 535              1,021
                                                                           ----------         ----------
      TOTAL ASSETS                                                             99,783            128,659
                                                                           ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                           3,075              4,743
     Accrued liabilities                                                        5,383              3,609
     Deferred revenue                                                           3,136              2,860
                                                                           ----------         ----------
                                                                               11,594             11,212
CONVERTIBLE DEBENTURES                                                         26,995             26,995
                                                                           ----------         ----------
                                                                               38,589             38,207
                                                                           ----------         ----------

SHAREHOLDERS' EQUITY
     Common shares - unlimited shares authorized; Shares issued and
     outstanding 40,705,811 and 40,705,811                                    364,907            364,907
     Additional paid-in capital                                                81,667             81,667
     Unearned deferred compensation                                              (304)              (339)
     Accumulated other comprehensive loss                                        (737)              (387)
     Accumulated deficit                                                     (384,339)          (355,396)
                                                                           ----------         ----------
                                                                               61,194             90,452
                                                                           ----------         ----------
                                                                               99,783            128,659
                                                                           ==========         ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

--------------------------------------------------------------------------------------------------------
                                                                           -----------------------------
                                                                                 THREE MONTHS ENDED
                                                                           -----------------------------
                                                                             APRIL 30           April 30
                                                                                 2004               2003
                                                                           ----------         ----------
REVENUES                                                                       13,256             14,187
COST OF REVENUES                                                                5,465              4,780
                                                                           ----------         ----------
GROSS PROFIT                                                                    7,791              9,407
                                                                           ----------         ----------
EXPENSES
     Sales and marketing                                                        8,073              6,995
     Research and development                                                   3,790              2,120
     General and administrative                                                 4,918              3,733
     Amortization of intangible assets                                          1,126              1,358
     Impairment of goodwill                                                    18,038               --
     Restructuring costs                                                          554              3,603
                                                                           ----------         ----------
                                                                               36,499             17,809
                                                                           ----------         ----------
LOSS FROM OPERATIONS                                                          (28,708)            (8,402)
                                                                           ----------         ----------
OTHER INCOME (EXPENSE)
     Interest expense                                                            (435)            (1,125)
     Investment income                                                            246                519
                                                                           ----------         ----------
                                                                                 (189)              (606)
                                                                           ----------         ----------
LOSS BEFORE INCOME TAXES                                                      (28,897)            (9,008)
INCOME TAX EXPENSE - CURRENT                                                      (46)               (10)
                                                                           ----------         ----------
LOSS                                                                          (28,943)            (9,018)
                                                                           ==========         ==========
LOSS PER SHARE
     Basic and diluted                                                          (0.71)             (0.17)
                                                                           ==========         ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic and diluted (thousands)                                             40,706             52,230
                                                                           ==========         ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

--------------------------------------------------------------------------------------------------------
                                                                           -----------------------------
                                                                                 THREE MONTHS ENDED
                                                                           -----------------------------
                                                                             APRIL 30           April 30
                                                                                 2004               2003
                                                                           ----------         ----------
OPERATING ACTIVITIES
Loss                                                                          (28,943)            (9,018)
Adjustments to reconcile loss to cash provided by (used in)
   operating activities:
     Depreciation                                                                 610                575
     Amortization of intangible assets                                          1,126              1,358
     Impairment of goodwill                                                    18,038               --
     Amortization of convertible debenture costs                                   64                169
     Amortization of deferred compensation                                         35                 65
     Changes in operating assets and liabilities:
        Accounts receivable
            Trade                                                                 153               (158)
            Other                                                               1,105                959
        Prepaid expenses and other                                               (207)              (607)
        Deferred charges                                                          422               (500)
        Accounts payable                                                       (1,668)            (1,677)
        Accrued liabilities                                                     1,424                (63)
        Deferred revenue                                                          276               (197)
                                                                           ----------         ----------
Cash used in operating activities                                              (7,565)            (9,094)
                                                                           ----------         ----------
INVESTING ACTIVITIES
     Short-term marketable securities                                           2,812              8,521
     Long-term marketable securities                                            5,430             (2,615)
     Additions to capital assets                                                 (871)            (1,623)
                                                                           ----------         ----------
Cash provided by investing activities                                           7,371              4,283
                                                                           ----------         ----------
FINANCING ACTIVITIES
     Issuance of common shares for cash                                          --                   17
                                                                           ----------         ----------
Cash provided by financing activities                                            --                   17
                                                                           ----------         ----------
DECREASE IN CASH AND CASH EQUIVALENTS                                            (194)            (4,794)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               13,187             21,195
                                                                           ----------         ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     12,993             16,401
                                                                           ==========         ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for interest                                    --                 --
     Cash paid during the period for income taxes                                  91                 58
                                                                           ==========         ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

-------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE
AMOUNTS; US GAAP; UNAUDITED)

-------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE BUSINESS

The Descartes Systems Group Inc. ("Descartes", "Company", "Our", or "We") operates in one business segment providing supply chain solutions that help companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in United States (US) dollars and in accordance with generally accepted accounting principles (GAAP) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission for the preparation of interim financial statements. Accordingly, these consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our audited consolidated financial statements prepared for the fiscal year ended January 31, 2004. The consolidated balance sheet at January 31, 2004 has been derived from the audited consolidated financial statements at that date.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited consolidated financial statements requires management to makes estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2005.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2005, is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "first quarter of 2008" refers to the quarter ending April 30, 2007.

NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities with original maturities between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities and debt securities with original maturities in excess of 12 months from the balance sheet date.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains/(losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder's equity. Total unrealized investment gains (losses) were $34,000 and ($35,000) in the first quarter of 2005 and 2004, respectively. We do not have any investments with unrealized gains/losses greater than 12 months as at April 30, 2004.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

OPERATING LINES OF CREDIT
We have operating lines of credit of $9.0 million. Borrowings under this facility bear interest at prime rate based on the borrowed currency (3.75% on Canadian dollar borrowings and 4.0% on US dollar borrowings at April 30, 2004), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At April 30, 2004, we had issued letters of credit with balances outstanding of $2.6 million, which reduced the available operating line of credit by a corresponding amount.

NOTE 4 - TRADE RECEIVABLES

                                                  ---------------------------
                                                  APRIL 30         January 31
                                                      2004               2004
                                                  ---------------------------
Trade receivables                                   17,141             17,359
Less: Allowance for doubtful accounts               (4,308)            (4,373)
                                                  ---------------------------
                                                    12,833             12,986
                                                  ===========================

NOTE 5 - GOODWILL AND INTANGIBLE ASSETS

                                                  ---------------------------
                                                  APRIL 30         January 31
                                                      2004               2004
                                                  ---------------------------
GOODWILL
  Cost less impairment charges                      37,793             55,831
  Accumulated amortization                          37,793             37,793
                                                  ---------------------------
                                                      --               18,038
                                                  ===========================

INTANGIBLE ASSETS
Cost less impairment charges
  Customer agreements and relationships             16,963             16,963
  Non-compete covenants                              1,162              1,162
  Existing technology                                8,841              8,841
  Trade names                                        7,934              7,934
                                                  ---------------------------
                                                    34,900             34,900
Accumulated amortization
  Customer agreements and relationships             13,314             12,706
  Non-compete covenants                                959                893
  Existing technology                                6,664              6,405
  Trade names                                        6,825              6,632
                                                  ---------------------------
                                                    27,762             26,636
                                                  ---------------------------
                                                     7,138              8,264
                                                  ===========================

GOODWILL
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investments. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined.

ANNUAL GOODWILL IMPAIRMENT TEST
On February 1, 2002, we ceased amortizing goodwill. Prior to that date we amortized goodwill arising from any acquisition made before July 1, 2001 over its useful life. We originally designated February 1st as the date for our annual impairment test. The first annual impairment test on February 1, 2003, using a valuation approach based on market capitalization and discounted cash flow models, indicated a goodwill impairment of $86.7 million that was recorded in the results of operations for 2003.

During the third quarter of 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. We believe that the change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

We completed our annual goodwill impairment test as of October 31, 2003 by comparing our estimated enterprise fair value to our book value. This comparison indicated an aggregate enterprise fair value in excess of book value. Accordingly, we determined that no impairment existed.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. In light of various events publicly announced in May 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

INTANGIBLE ASSETS
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected cash flows from the particular intangible assets. No intangible impairment was recorded in the first quarter of 2005, nor was any recorded in the first quarter of 2004.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the periods reported.

NOTE 6 - RESTRUCTURING COSTS

MAY 2003 ANNOUNCEMENT
Based on a review of cost levels, we announced on May 6, 2003 a further downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

JUNE 2002 ANNOUNCEMENT
On June 19, 2002, we announced that we had commenced restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of our network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which we operate. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, we also identified leased facilities that were in excess of our ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities.

AUGUST 2001 ANNOUNCEMENT
In August 2001, due to the deterioration of global economic conditions, we announced our intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities. The workforce reduction program involved the reduction of 70 positions, or approximately 10% of our workforce, across all business functions and geographic locations. As of April 30, 2004, we had completed all of our outstanding obligations under this restructuring initiative.

SUMMARY OF ALL RESTRUCTURING INITIATIVES
The following table shows the changes in the restructuring provision for the May 2003, June 2002 and August 2001 cost reduction initiatives from January 31, 2004.

                    ---------------------------------------------------------------------------------------------
                     Provision as at      Additional                       Cumulative        Remaining Provision
                    January 31, 2004         Charges       Revisions    Cash Payments       as at April 30, 2004
                    ---------------------------------------------------------------------------------------------
AUGUST 2001                        4            --                13              (17)                      --
-----------
JUNE 2002
---------
Office closure costs             160            --               150             (195)                       115
MAY 2003
--------
Workforce reduction               97              22            --               (119)                      --
Office closure costs             477             372              (3)            (412)                       434
                    ---------------------------------------------------------------------------------------------
                                 738             394             160             (743)                       549
                    =============================================================================================

During the first quarter of 2005, we incurred additional aggregate charges and revisions of approximately $554,000, primarily related to office closure costs from the June 2002 and May 2003 restructuring initiatives. These charges were offset by cash payments of approximately $743,000, again primarily attributable to the June 2002 and May 2003 restructuring initiatives.

We expect that the remaining provision for office closure costs will be drawn down by the end of the fourth quarter in 2008. Furthermore, the provision shown above for office closure costs does not include certain costs which will be recorded as restructuring charges as and when incurred. As of April 30, 2004, we estimate that there might be between $0.6 million and $0.9 million in additional costs associated with the May 2003 restructuring initiative that may be incurred in future quarters and that have not been accrued for as of April 30, 2004, bringing the total expected cost of this initiative to between $10.5 million and $10.7 million. The actual amount of the additional restructuring costs will primarily depend on our ability to exit or sublease various leases and terminate certain third-party operating contracts.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our June 2002 restructuring plans were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May 2003 announcement were valued under the provisions of SFAS No. 146, which were valued using an estimated fair value method.

NOTE 7 - CONVERTIBLE DEBENTURES

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may now be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002, we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that, through our wholly owned subsidiary, we had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write off of the related deferred issuance costs.

On December 8, 2003, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by 3078393 Nova Scotia Company, our wholly owned subsidiary, of up to an aggregate of $3,599,750 principal amount of our remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the 12 months following such announcement through the facilities of the TSX, if and when considered advisable by us. As of April 30, 2004 we have not purchased any debentures under this normal course issuer bid.

NOTE 8 - COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE LOSS

COMPREHENSIVE LOSS
The following table shows the computation of comprehensive loss:

                                                  ---------------------------
QUARTER ENDED                                     APRIL 30           April 30
                                                      2004               2004
                                                  ---------------------------
Loss                                               (28,688)            (9,018)
Other comprehensive income (loss):
    Unrealized mark to market gain (loss)
      on securities                                     34                (35)
    Foreign currency translation adjustments          (384)             1,160
                                                  ---------------------------
                                                      (350)             1,125
                                                  ---------------------------
Accumulated other comprehensive loss               (29,038)            (7,893)
                                                  ===========================

ACCUMULATED OTHER COMPREHENSIVE LOSS
The following table shows the components of accumulated other comprehensive loss:

                                                  ---------------------------
                                                  APRIL 30         January 31
                                                      2004               2004
                                                  ---------------------------
Accumulated mark to market gain (loss)
   on securities                                       (65)               (99)
Accumulated foreign currency translation
   adjustments                                        (672)              (288)
                                                  ---------------------------
Accumulated other comprehensive loss                  (737)              (387)
                                                  ===========================

NOTE 9 - LOSS PER SHARE

Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.

NOTE 10 - STOCK-BASED COMPENSATION PLANS

We maintain stock option plans for directors, officers, employees and service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than those options granted in conjunction with acquisitions. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant.

As of April 30, 2004, we had 4,313,085 stock options granted and outstanding under our shareholder-approved stock option plan. In addition, there were 185,662 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", and related Interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

                                                  ---------------------------
QUARTER ENDED                                     APRIL 30           April 30
                                                      2004               2004
                                                  ---------------------------
Loss - As reported                                 (28,943)            (9,018)
Add:  Amortization of deferred compensation,
   as reported                                          35                 65
Less:  Total stock-based compensation expense
   determined under SFAS No. 123                    (1,182)            (1,380)
                                                  ---------------------------
Loss - Pro forma                                   (30,090)           (10,333)
                                                  ===========================

Loss per share - Basic and diluted
As reported                                          (0.71)            (0.17)
                                                  ===========================
Pro forma                                            (0.74)            (0.20)
                                                  ===========================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                  ---------------------------
QUARTER ENDED                                     APRIL 30           April 30
                                                      2004               2004
                                                  ---------------------------
Black-Scholes weighted average assumptions:
  Expected dividend yield                              0.0%               0.0%
  Expected volatility                                 74.0%              87.0%
  Risk-free rate                                       3.1%               4.1%
  Expected option life in years                        4.5                5.0
                                                  ===========================
Weighted average fair value per option               $1.40              $1.59
                                                  ===========================

NOTE 11 - SEGMENTED INFORMATION

We operate in one business segment providing supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and solution pricing model:

                                                  ---------------------------
QUARTER ENDED                                     APRIL 30           April 30
                                                      2004               2004
                                                  ---------------------------
Revenues
  Americas                                           9,252              9,820
  Europe, Middle East and Africa                     2,886              3,078
  Asia-Pacific                                       1,118              1,289
                                                  ---------------------------
                                                    13,256             14,187
                                                  ===========================

                                                  ---------------------------
QUARTER ENDED                                     APRIL 30           April 30
                                                      2004               2004
                                                  ---------------------------
Revenues
  Services                                          11,543             12,233
  Licenses                                           1,713              1,954
                                                  ---------------------------
                                                    13,256             14,187
                                                  ===========================

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers;
(ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

                                                  ---------------------------
                                                  APRIL 30         January 31
                                                      2004               2004
                                                  ---------------------------
Total long-lived assets
  Americas                                          17,747             34,734
  Europe, Middle East and Africa                     2,785              4,609
  Asia-Pacific                                         319                411
                                                  ---------------------------
                                                    20,851             39,754
                                                  ===========================

NOTE 12 - SUMMARY OF MATERIAL DIFFERENCES BETWEEN US AND CANADIAN GAAP

We prepare our consolidated financial statements in accordance with US GAAP which conforms in all material respects with Canadian GAAP except as set forth below.

CONDENSED CONSOLIDATED BALANCE SHEETS
                                                                        ----------         ----------
                                                                          APRIL 30         January 31
                                                                              2004               2004
                                                                        ----------         ----------
TOTAL ASSETS IN ACCORDANCE WITH US GAAP                                     99,783            128,659
Mark-to-market of short- and long-term marketable securities (a)                65                 99

                                                                        ----------         ----------
TOTAL ASSETS IN ACCORDANCE WITH CANADIAN GAAP                               99,848            128,758
                                                                        ==========         ==========


TOTAL LIABILITIES IN ACCORDANCE WITH US GAAP                                38,589             38,207
Convertible debentures (b)                                                  (1,375)            (1,646)

                                                                        ----------         ----------
TOTAL LIABILITIES IN ACCORDANCE WITH CANADIAN GAAP                          37,214             36,561
                                                                        ==========         ==========

TOTAL SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP                       61,194             90,452
Mark-to-market of short- and long-term marketable securities (a)                65                 99
Convertible debentures (b)                                                   1,375              1,646

                                                                        ----------         ----------
TOTAL SHAREHOLDERS' EQUITY IN ACCORDANCE WITH CANADIAN GAAP                 62,634             92,197
                                                                        ==========         ==========


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                        -----------------------------
                                                                                 QUARTER ENDED
                                                                        -----------------------------
                                                                          APRIL 30           April 30
                                                                              2004               2003
                                                                        ----------         ----------
            LOSS, IN ACCORDANCE WITH US GAAP                               (28,943)            (9,018)
            Amortization of convertible debentures (b)                        (271)              (656)
            Foreign exchange translation gain (loss) (c)                      (384)            (1,215)

                                                                        ----------         ----------
            LOSS, IN ACCORDANCE WITH CANADIAN GAAP (PER CANADIAN
            GAAP IN EFFECT ON APRIL 30, 2003)                              (29,598)            (8,459)
            Stock-based compensation expense (d)                              (146)              (135)

            LOSS IN ACCORDANCE WITH CANADIAN GAAP (PER CANADIAN
            GAAP IN EFFECT ON APRIL 30, 2004)                              (29,744)            (8,594)
                                                                        ==========         ==========

(a) MARK-TO-MARKET OF SHORT- AND LONG-TERM MARKETABLE SECURITIES
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(b) CONVERTIBLE DEBENTURES
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures.

(c) FOREIGN EXCHANGE TRANSLATION GAIN (LOSS)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in equity where the functional currency of the parent company's foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company.

(d) STOCK-BASED COMPENSATION EXPENSE
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after January 1, 2002. Based on the transitional provisions of
Section 3870, we have restated the results of operations for the quarter ended April 30, 2003 to include the expense for employee awards that was previously included in the pro forma note disclosures for this period.

NOTE 13 - SUBSEQUENT EVENTS

RESTRUCTURING
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions include a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. In addition, we will be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expect to record restructuring charges of approximately $5.5 million to $6.5 million and anticipate that the majority of these charges will be recorded in the second quarter in fiscal 2005.

CLASS ACTION LAWSUIT
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. It is possible that one or more additional complaints making substantially similar allegations may follow. We intend to vigorously defend all such matters.


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









THE DESCARTES SYSTEMS GROUP INC.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:   (519) 746-8110
         (800) 419-8495
Fax:     (519) 747-0082

info@descartes.com
www.descartes.com
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